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03022620

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hyundai Motor Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 3483 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 6/9/03


03 JUN -2 AM 7:21

Deloitte Touche Tohmatsu

HYUNDAI MOTOR COMPANY

NON- CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

Anjin & Co

Anjin & Co
14th Floor, Hanwha Securities Building
23-5 Yoido-dong, Youngdeungpo-ku
Seoul 150-717, Korea
Yoido P.O.Box 537

Tel 82(2) 6676-1000, 1114
Fax 82(2) 785-4753, 786-0267

Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of
Hyundai Motor Company:

We have audited the accompanying non-consolidated balance sheets of Hyundai Motor Company as of December 31, 2002 and 2001, and the related non-consolidated statements of income, proposed appropriations of retained earnings and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyundai Motor Company as of December 31, 2002 and 2001, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (see Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 3 – Intangible Assets, SKAS No. 6 - Events Occurring after the Balance Sheet Date and SKAS No. 7 – Capitalization of Financing Costs and changed the estimated economic useful lives for certain types of development costs. These changes of accounting principles and estimates resulted in the decrease of net income and current liabilities by ₩491,285 million (US$409,268 thousand) and ₩243,079 million (US$202,498 thousand), respectively, compared with the results based on the previous method. Also, the financial statements as of December 31, 2001, which are presented for comparative purposes, were revised and resulted in the decrease of current liabilities and the increase of retained earnings by ₩215,145 million (US$179,228 thousand) in balance sheet as of December 31, 2001, compared with the results based on the previous method.

As disclosed in Note 2, in 2002, the Company recognizes accrued liabilities of ₩278,360 million (US$ 231,889 thousand) for the projected expenses due to an End-of-Life Vehicles (ELV) directive in European Union. The provision for this accrual was accounted for as selling expense of ₩53,895 million (US$ 44,897 thousand) and non-operating expense of ₩224,465 million (US$ 186,992 thousand).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.



Anjin & Co.

Seoul, Korea
February 7, 2003

Notice to Readers

This report is effective as of February 7, 2003, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

ASSETS	Korean won (in millions) 2002	Korean won (in millions) 2001	Translation into U. S. dollars (Note 2) (in thousands) 2002	Translation into U. S. dollars (Note 2) (in thousands) 2001
Current assets:				
Cash and cash equivalents	₩ 1,277,372	₩ 1,384,063	$ 1,064,122	$ 1,153,001
Short-term financial instruments (Note 12)	2,507,726	996,079	2,089,075	829,789
Marketable securities (Note 4)	545,505	533,478	454,436	444,417
Trade notes and accounts receivable, less allowance for doubtful accounts of ₩28,126 million in 2002 and ₩25,413 million in 2001	1,087,333	751,290	905,809	625,867
Inventories (Note 3)	679,816	703,937	566,325	586,419
Advances and other	506,444	566,132	421,896	471,619
Total current assets	6,604,196	4,934,979	5,501,663	4,111,112
Non-current assets:				
Investment securities (Notes 4 and 12)	4,117,253	3,613,092	3,429,901	3,009,907
Property, plant and equipment, net of accumulated depreciation of ₩3,490,091 million in 2002 and ₩2,931,689 million in 2001 (Notes 5, 6, 7 and 12)	8,447,313	8,743,984	7,037,082	7,284,225
Intangibles (Note 8)	945,652	1,596,433	787,781	1,329,918
Other assets (Note 9)	387,738	502,788	323,007	418,850
Deferred income tax assets (Note 18)	365,121	241,570	304,166	201,241
Total non-current assets	14,263,077	14,697,867	11,881,937	12,244,141
Total assets	₩ 20,867,273	₩ 19,632,846	$ 17,383,600	$ 16,355,253

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Current liabilities:				
Short-term borrowings (Note 10)	₩ 447,240	₩ 497,658	$ 372,576	$ 414,577
Current maturities of long-term debt (Note 11)	1,088,961	1,043,099	907,165	868,960
Trade notes and accounts payable	2,673,311	2,448,965	2,227,017	2,040,124
Accrued warranties	478,362	268,323	398,502	223,528
Accounts payable-other	773,185	678,668	644,106	565,368
Income tax payable	459,903	392,657	383,125	327,105
Withholdings and other	495,581	518,485	412,847	431,927
Total current liabilities	6,416,543	5,847,855	5,345,338	4,871,589
Long-term liabilities:				
Long-term debt, net of current maturities (Notes 7 and 11)	1,739,037	3,397,215	1,448,715	2,830,069
Accrued severance benefits, net of National Pension payments for employees of ₩69,369 million in 2002 and ₩83,680 million in 2001 and individual severance insurance deposits of ₩778,497 million in 2002 and ₩654,600 million in 2001 (Note 2)	383,241	236,495	319,261	197,013
Accrued warranties	1,817,446	720,551	1,514,033	600,259
Other	50,235	117,774	41,848	98,113
Total long-term liabilities	3,989,959	4,472,035	3,323,857	3,725,454
Total liabilities	10,406,502	10,319,890	8,669,195	8,597,043
Commitments and contingencies (Note 12)				
Shareholders' equity:				
Capital stock (Note 13)	1,476,454	1,476,454	1,229,968	1,229,968
Capital surplus (Note 14)	5,376,074	5,376,074	4,478,569	4,478,569
Retained earnings (Note 15) (Net income of ₩1,443,545 million in 2002 and ₩1,165,399 million in 2001)	3,665,289	2,475,854	3,053,390	2,062,524
Capital adjustments (Note 16)	(57,046)	(15,426)	(47,522)	(12,851)
Total shareholders' equity	10,460,771	9,312,956	8,714,405	7,758,210
Total liabilities and shareholders' equity	₩ 20,867,273	₩ 19,632,846	$ 17,383,600	$ 16,355,253

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean won (in millions, except per share amounts)		Translation into U. S. dollars (Note 2) (in thousands, except per share amounts)	
	2002	2001	2002	2001
Sales (Note 21)				
Domestic sales	₩ 14,154,489	₩ 12,104,963	$ 11,791,477	$ 10,084,108
Export sales	12,182,433	10,400,130	10,148,645	8,663,887
	26,336,922	22,505,093	21,940,122	18,747,995
Cost of sales	20,397,331	17,079,037	16,992,112	14,227,788
Gross profit	5,939,591	5,426,056	4,948,010	4,520,207
Selling and administrative expenses (Note 22)	4,333,430	3,329,482	3,609,988	2,773,644
Operating income	1,606,161	2,096,574	1,338,022	1,746,563
Other income (expenses), net:				
Interest expense, net	(79,568)	(254,002)	(66,285)	(211,598)
Foreign exchange gain (loss), net	163,958	(122,424)	136,586	(101,986)
Gain on valuation of investments accounted for using the equity method (Note 4)	592,102	234,252	493,254	195,145
Other, net	(299,166)	(288,382)	(249,222)	(240,239)
	377,326	(430,556)	314,333	(358,678)
Ordinary income	1,983,487	1,666,018	1,652,355	1,387,885
Income tax expense (Note 18)	539,942	500,619	449,802	417,043
Net income	₩ 1,443,545	₩ 1,165,399	$ 1,202,553	$ 970,842
Earnings per common share (Note 2)	₩ 6,355	₩ 5,164	$ 5.29	$ 4.30
Earnings per common share – assuming dilution (Note 2)	₩ 6,332	₩ 5,164	$ 5.27	$ 4.30

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF PROPOSED APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Unappropriated retained earnings (Note15)				
Beginning of year	₩ 192	₩ 173,667	$ 160	$ 144,674
Beginning balance adjustments:				
Retirement of treasury stocks (Note 13)	-	(168,694)	-	(140,531)
Adjustments in investment securities using the equity method	(38,965)	(55,535)	(32,460)	(46,264)
Net income	1,443,545	1,165,399	1,202,553	970,842
	1,404,772	1,114,837	1,170,253	928,721
Appropriations:				
Legal reserve	25,000	22,000	20,826	18,327
Reserve for business rationalization	-	160,000	-	133,289
Reserve for technology development	1,136,000	717,500	946,351	597,717
Cash dividends (Note 17)	243,079	215,145	202,498	179,228
	1,404,079	1,114,645	1,169,675	928,561
Unappropriated retained earnings, end of year	₩ 693	₩ 192	$ 578	$ 160

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NON-COLSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net income	₩ 1,443,545	₩ 1,165,399	$ 1,202,553	$ 970,842
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	764,058	706,679	636,503	588,703
Loss on valuation of marketable securities, net	583	25,569	486	21,300
Gain (loss) on foreign currency translation, net	(67,676)	66,450	(56,378)	55,357
Loss on disposal of investments, net	31,743	181,855	26,444	151,495
Gain on valuation of investments accounted for using the equity method	(592,102)	(234,252)	(493,254)	(195,145)
Amortization of discount on debentures	36,222	40,885	30,175	34,059
Amortization of intangibles	688,747	389,525	573,764	324,496
Impairment loss on intangibles	51,742	52,789	43,104	43,976
Provision for severance benefits	480,075	193,052	399,929	160,823
Provision for warranties and product liability	1,605,365	706,453	1,337,359	588,515
Provision for doubtful accounts	4,272	93,165	3,559	77,612
Changes in operating assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	(380,546)	350,188	(317,016)	291,726
Decrease (increase) in inventories	(27,940)	261,258	(23,276)	217,642
Decrease in other current assets	195,971	77,833	163,255	64,839
Decrease (increase) in long-term notes and accounts receivables	8,413	(6,318)	7,008	(5,263)
Decrease (increase) in deferred income tax assets	(123,551)	27,335	(102,925)	22,772
Increase (decrease) in trade notes and accounts payable	222,207	(312,712)	185,111	(260,506)
Increase in accounts payable other	75,526	41,329	62,917	34,429
Decrease in accrued warranties and accrued product liabilities	(298,430)	(290,783)	(248,609)	(242,238)
Increase in other current liabilities	44,296	280,727	36,901	233,861
Payment of severance benefits	(227,311)	(202,053)	(189,363)	(168,321)
Increase in individual severance insurance deposits	(123,898)	(226,848)	(103,214)	(188,977)
Other	166,453	40,907	138,666	34,077
	3,977,764	3,428,432	3,313,699	2,856,074

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Cash flows from investing activities:				
Cash inflows from investing activities:				
Proceeds from disposal of marketable securities	₩ 388,984	₩ 152,605	$ 324,045	$ 127,128
Reduction in other current assets	36,672	926,468	30,550	771,799
Proceeds from disposal of investments	211,961	650,091	176,575	541,562
Reduction in other assets	97,883	448,169	81,542	373,350
Proceeds from disposal of property, plant and equipment	29,190	23,727	24,317	19,766
	764,690	2,201,060	637,029	1,833,605
Cash outflows from investing activities:				
Purchase of short-term financial instruments	(1,511,647)	(245,985)	(1,259,286)	(204,919)
Acquisition of marketable securities	(351,439)	(529,843)	(292,768)	(441,389)
Additions to other current assets	(24,600)	(878,289)	(20,493)	(731,664)
Acquisition of investments	(333,523)	(1,191,194)	(277,843)	(992,331)
Additions to other assets	(67,857)	(115,945)	(56,529)	(96,589)
Acquisition of property, plant and equipment	(610,168)	(1,044,856)	(508,304)	(870,423)
Expenditures for development costs	(97,093)	(535,315)	(80,884)	(445,947)
	(2,996,327)	(4,541,427)	(2,496,107)	(3,783,262)
	(2,231,637)	(2,340,367)	(1,859,078)	(1,949,657)
Cash flows from financing activities:				
Cash inflows from financing activities:				
Proceeds from short-term borrowings	2,324,290	3,270,772	1,936,263	2,724,735
Proceeds from long-term debt	150,136	1,898,760	125,072	1,581,773
Increase in other long-term liabilities	-	2,695	-	2,245
Proceeds from disposal of treasury stock	33	232,954	27	194,064
	2,474,459	5,405,181	2,061,362	4,502,817
Cash outflows from financing activities:				
Repayment of short-term borrowings	(2,380,863)	(3,297,641)	(1,983,391)	(2,747,118)
Payment of cash dividends	(215,145)	(165,356)	(179,228)	(137,751)
Repayment of long-term debt	(1,731,269)	(1,904,633)	(1,442,243)	(1,586,665)
Purchase of treasury stock	-	(207)	-	(172)
	(4,327,277)	(5,367,837)	(3,604,862)	(4,471,706)
	(1,852,818)	37,344	(1,543,500)	31,111

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Net increase (decrease) in cash and cash equivalents	(106,691)	1,125,409	(88,879)	937,528
Cash and cash equivalents, beginning of year	1,384,063	258,654	1,153,001	215,473
Cash and cash equivalents, end of year	₩ 1,277,372	₩ 1,384,063	$ 1,064,122	$ 1,153,001

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. The Company:

Hyundai Motor Company (the "Company") was incorporated in December 1967, under the laws of the Republic of Korea, to manufacture and distribute motor vehicles and parts. The shares of the Company have been listed on the Korea Stock Exchange since 1974. As of December 31, 2002, 52.6 percent of the Company's stock (excluding preferred stock) is owned by Korean investors and the remaining 47.4 percent is owned by foreign investors, including Daimler Chrysler (10.5 percent) and Mitsubishi of Japan (4.5 percent), under foreign investment agreements.

The Company has three domestic production plants as follows:

Location	Commenced Production	Types of major products
Ulsan	December 1967	Passenger cars, Commercial vehicles (Small trucks)
Chunbuk Chunjoo	April 1995	Commercial vehicles (Bus and Trucks)
Chungnam Ahsan	November 1996	Passenger cars

In connection with the foreign business, the Company operates major foreign subsidiaries and branches as follows:

Subsidiaries	Description
Production:	
Hyundai Assan Otomotive Sanayi Ve Ticaret A.S. (HAOSVT. Turkey)	Manufacturer of passenger cars since September 1997
Hyundai Motor India (HMI)	Manufacturer of passenger cars since October 1998
Hyundai Motor Manufacturing Alabama, LLC	Plan to manufacture passenger cars and SUV after 2005 (Construction in progress)
Distribution:	
Hyundai Motor America (HMA)	Exclusive importer and distributor of motor vehicles and parts
Hyundai Motor Japan Co. (HMJ)	〃
Hyundai Machine Tool Europe GmbH (HYME)	〃
Hyundai Motor Poland Sp. Zo.O (HMP)	〃
Hyundai Motor Europe GmbH (HME)	〃
Hyundai Translead (HT)	Distributor of van trailers and equipment
Hyundai Machine Tools America	Branch for the distribution of machine tools
Hyundai Truck America	Branch for the distribution of commercial vehicles established in 2002
Research and Development:	
Hyundai America Technical Center Inc. (HATCI)	Involve in research and development for motor vehicles
Hyundai Motor Japan R&D Center Inc. (HMJ R&D)	〃

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. Summary of Significant Accounting Policies:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured, and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of ₩1,200.40 to US$1.00 at December 31, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Revenue Recognition

Revenue, including long-term installment sales, is recognized upon shipments of motor vehicles and parts. Interest income arising from long-term installment sales is recognized using the level yield method.

Valuation of Marketable Securities

Marketable securities are recorded at purchase price plus incidental costs. However, if the fair value of marketable securities differs from the book value determined by weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of receivables.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method.

Valuation of Investment Securities

Equity securities held for investment (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted securities) are stated at acquisition cost, as determined by the moving average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is recorded in capital adjustments.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The Company's share in the net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity debt securities are stated at acquisition cost, as determined by the moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholder' equity. However, if the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is recorded in capital adjustments.

The lower of the acquisition cost of investments in treasury stock funds and the fair value of treasury stock included in a fund is accounted for as gain or loss on valuation of treasury stock and reflected in capital adjustment.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the Asset Revaluation Law of Korea. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful lives of the facilities involved are treated as additions to property, plant and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Useful lives (years)
Buildings and structures	15 – 50
Machinery and equipment	12 – 15
Vehicles	6
Dies and moulds	6
Tools	6
Other equipment	6

Before 2002, the Company had capitalized a portion of financial cost including interest expense and similar expenses in conformity with Financial Accounting Standards of Republic of Korea. However, in 2002, the Company elected to adopt the accounting method of charging all financing cost to current operations in accordance with Statement of Korea Accounting Standards (SKAS) No. 7 – Capitalization of Financing Costs. This Statement is effective for fiscal years subsequent to December 31, 2002 but early adoption in 2002 fiscal year is permitted. . This Statement provides that all financing cost must be charged to current operations but capitalization of financial cost can be acceptable under certain conditions. In accordance with SKAS No. 7, in the first effective fiscal year, the company should elect one of such accounting methods for financing cost as its accounting policy and consistently apply it. If the accounting method of charging all financing cost to current operations is selected, it would result in an accounting change and in accordance with this Statement, this change is accounted for using prospective approach. This change of accounting method resulted in the decrease of net income and assets by ₩45,295 million (US$37,733 thousand), respectively, compared with the results based on the previous method. The Company capitalized financial cost of ₩74,353 million (US$ 61,940 thousand) as part of the cost of constructing major facilities and equipment in 2001.

Intangibles

Intangible assets are stated at cost, net of amortization computed using the straight-line method over the estimated economic useful lives of related assets. Development costs are amortized over the estimated economic useful life (not exceeding 3 years) from the usable date of the related productions. Ordinary development expenses and research expenses are charged to current operations. Cost in excess of net identifiable assets acquired (goodwill) is amortized over 20 years and industrial property rights and other intangibles are amortized over the period between five and twenty years. If the recoverable value of intangible assets is lower than book value, book value is adjusted to the recoverable value with impairment loss charged to current operations.

In 2002, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 3 – Intangible Assets. This Statement, effective for fiscal years subsequent to December 31, 2002 but early adoption in 2002 fiscal year is permitted, provides more clarifications of accounting method of intangible assets including definition, scope, recognition, amortization and valuation. Also, considering the trend in the automotive market, the Company shortened the estimated economic useful lives for certain types of development costs and reclassified the ordinary development expenses and research expenses. This accounting change resulted in the decrease of net income by ₩445,990 million (US$371,534 thousand) compared with the results based on the previous method.

Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar loan (borrowing) transactions are stated at present value, if the difference between nominal value and present value is material. The present value discount is amortized using the effective interest rate method. The Company's long-term accounts receivable included in other assets are stated net of unamortized present value discount of ₩3,413 million (US$2,843 thousand) and ₩4,782 million (US$3,984thousand) as of December 31, 2002 and 2001, respectively, using an interest rate of 8.25 percent and 10.00 percent in 2002 and 2001, respectively (see Note 9).

If principal, interest rate or repayment period of receivables is changed unfavourably for the Company by the court imposition such as commencement of reorganization or by mutual agreements that the difference between nominal value and present value is material, such difference is recorded in other expense as provision for doubtful accounts.

Accrued Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees were to resign amount to ₩1,231,107 million (US$1,025,581 thousand) and ₩974,775 million (US$812,042 thousand) as of December 31, 2002 and 2001, respectively.

Actual payments of severance benefits amounted to ₩227,311 million (US$189,363 thousand) and ₩202,053 million (US$168,321 thousand) in 2002 and 2001, respectively.

Accrued severance benefits are approximately 60 percent funded as of December 31, 2002 and 2001, through a group severance insurance plan and individual severance insurance plan. The group severance insurance deposits under this insurance plan are classified as other assets. Subsequent provisions are funded at the discretion of the Company. Group severance insurance deposits may only be withdrawn for the payment of severance benefits. Individual severance insurance deposits, in which the beneficiary is a respective employee, are presented as deduction from accrued severance benefits.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by netting the receivable against the severance payment. Such receivables, totalling ₩69,369 million (US$57,788 thousand) and ₩83,680 million (US$69,710 thousand) as of December 31, 2002 and 2001, are presented as a deduction from accrued severance benefits. Since April 1999, according to a revision in the National Pension Law, the Company and its employees each pay 4.5 percent of monthly pay to the Fund.

Accrued Warranties and Product Liabilities

The Company generally provides a warranty to the ultimate consumer for each product and accrues warranty expense at the time of sale based on actual claims history. The Company accrues potential expenses, which may occur due to product liabilities suits and voluntary recall campaign pending as of the balance sheet date. Additionally, in 2002, the Company recognizes accrued liabilities of ₩278,360 million (US$ 231,889 thousand) for the projected expenses due to an End-of-Life Vehicles (ELV) directive in European Union. Under the directive, manufacturers are financially responsible for a portion of the cost of the dismantling and recycling of vehicles placed in service prior to July 2002 that are expected to be still in operation up to January 2007 as well as all vehicles placed in service after July 2002. In 2002, the provision for the accrual due to ELV directive was accounted for as selling expense of ₩53,895 million (US$ 44,897 thousand) and non-operating expense of ₩224,465 million (US$ 186,992 thousand).

Stock Options

The Company granted stock options to employees and directors and computes total compensation expense for stock options by the fair value method using the option-pricing model. The compensation expense has been accounted for as a charge to current operations and a credit to capital adjustment from the grant date using the straight-line method.

Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk.

The gain or loss, both on the hedging derivative instruments and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecast transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

The Company entered into derivative instrument contracts including forwards, options and swaps to hedge the exposure to changes in foreign exchange rate. The Company deferred the gain on valuation of the effective portion of derivative instruments for cash flow hedging purpose from forecast exports as capital adjustments amounting to ₩25,852 million (US$21,536 thousand) as of December 31, 2002, and recognized gain of ₩22,132 million (US$ 18,437 thousand) on valuation of the ineffective portion of such instruments and the other derivative instruments in current operations. The Company deferred the loss on valuation of the effective portion of derivative instruments for cash flow hedging purposes from forecasted exports as capital adjustments amounting to ₩23,094 million (US$19,239 thousand) as of December 31, 2001, and recognized loss of ₩26,715 million (US$ 22,255 thousand) on valuation of the ineffective portion of such instruments and the other derivative instruments in current operations. The period in which the forecasted transactions is expected to occur is within 22 months from December 31, 2002, and all deferred losses in capital adjustments at that date are expected to be included in the determination of net income within the 22 month period.

The Company recorded total gain on valuation of outstanding derivatives of ₩46,122 million (US$38,422 thousand) and ₩168 million (US$140 thousand) in other assets as of December 31, 2002 and 2001, respectively (see Note 9). Also, total loss on valuation of outstanding derivatives of ₩12,337 million (US$10,277 thousand) and ₩61,413 million (US$51,160 thousand) is recorded in liabilities as of December 31, 2002 and 2001, respectively.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korea won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet dates. The balances have been translated using the Bank of Korea Basic Rate, which was ₩1,200.40 and ₩1,326.10 to US $1.00 at December 31, 2002 and 2001, respectively, and translation gains or losses are reflected in current operations.

Assets and liabilities of branches outside the Republic of Korea are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing in 2002 and 2001, which was ₩1,251.18 and ₩1,291.01 to US$1.00, respectively.

Income Tax Expense

The Company recognizes deferred income taxes. Accordingly, income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax debits (credits).

Earnings Per Share

Primary earnings per common share is computed by dividing net income, after deduction for expected dividends on preferred stock, by the weighted average number of common shares outstanding during the year. The number of shares used in computing earnings per common share is 218,084,933 and 215,692,671 in 2002 and 2001, respectively. Earnings per diluted share is computed by dividing net income, after deduction for expected dividends on preferred stock and addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the diluted potential common shares. The number of shares used in computing earnings per diluted share is 218,863,816 and 216,110,199 in 2002 and 2001, respectively.

Adoption of Statement of Korea Accounting Standards No. 6

The Company adopted Statement of Korea Accounting Standards (SKAS) No. 6 - Events Occurring after the Balance Sheet Date. This Statement is effective for fiscal years subsequent to December 31, 2002 but early adoption in 2002 fiscal year is permitted. Previously, appropriations of retained earnings had been reflected in the balance sheet at the date ended with the same fiscal year in accordance with Financial Accounting Standards in Republic of Korea. However, this Statement pronounces that appropriations of retained earnings including the dividends should not be reflected in the balance sheet until the approval at the shareholders' meeting. In conformity with SKAS No. 6, the appropriations of retained earnings to be approved at the stockholders meeting on March 14, 2003 are not recorded in balance sheet as of December 31, 2002 but would be accounted for in 2003. This change of accounting method resulted in the decrease of current liabilities and the increase of unappropriated retained earnings by ₩243,079 million (US$202,498 thousand) in balance sheet as of December 31, 2002. Also, the 2001 financial statements, which are presented for comparative purposes, were revised and resulted in the decrease of current liabilities and increase of retained earnings by ₩215,145 million (US$179,228 thousand) compared with the results based on the previous method..

3. Inventories:

Inventories as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Finished goods and merchandise	₩ 246,925	₩ 182,677	$ 205,702	$ 152,180
Semi finished goods and work in process	187,831	226,688	156,474	188,844
Raw materials and supplies	181,663	236,773	151,336	197,245
Materials in transit	63,397	57,799	52,813	48,150
	₩ 679,816	₩ 703,937	$ 566,325	$ 586,419

4. Marketable Securities and Investment Securities:

(1) Marketable securities consist of beneficiary certificates of ₩544,832 million (US$453,875 thousand) and debt securities of ₩673 million (US$561 thousand) as of December 31, 2002 and beneficiary certificates of ₩526,856 million (US$438,900 thousand) and debt securities of ₩6,622 million (US$5,517 thousand) as of December 31, 2001. Marketable securities are stated at fair value with the resulting valuation loss of ₩583 million (US$486 thousand) and ₩25,569 million (US$21,300 thousand) in current operations in 2002 and 2001, respectively.

(2) Investment securities as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Equity securities accounted for using the equity method	₩ 3,811,438	₩3,094,787	$ 3,175,140	$ 2,578,130
Marketable equity securities	87,244	128,625	72,679	107,152
Unlisted equity securities	185,106	183,601	154,204	152,950
Debt securities	33,465	206,079	27,878	171,675
	₩ 4,117,253	₩3,613,092	$ 3,429,901	$ 3,009,907

(3) Equity securities accounted for using the equity method as of December 31, 2002 consist of the following :

Affiliated Company	Korean won (in millions) Acquisition cost	Market (net equity) value	Book value	U.S. dollars (Note 2) (in thousands) Acquisition cost	Market (net equity) value	Book value	Ownership percentage (%)
Hyundai Motor India	₩ 244,017	₩ 273,433	₩ 274,182	$ 203,280	$ 227,785	$ 228,409	100.00
Hyundai Motor America	130,911	319,412	254,417	109,056	266,088	211,944	100.00
Hyundai Translead	74,977	(4,269)	29,517	62,460	(3,556)	24,589	100.00
Hyundai Machine Tool Europe GmbH	25,397	12,165	16,428	21,157	10,134	13,685	100.00
Hyundai Motor Poland Sp.zo.o.	24,139	233	19,245	20,109	194	16,032	100.00
Hyundai Motor Japan Co. (*)	21,376	(27,773)	-	17,807	(23,136)	-	100.00
Hyundai Motor Europe GmbH (**)	17,529	19,300	20,308	14,603	16,078	16,918	100.00
Hyundai America Technical Center Inc.	9,635	15,278	15,278	8,026	12,727	12,727	100.00
HMJ R&D Center Inc.	1,510	2,121	2,121	1,258	1,767	1,767	100.00
Hyundai Capital Service Inc.	348,816	562,050	563,320	290,583	468,219	469,277	84.24
ROTEM	270,222	209,104	290,500	225,110	174,195	242,003	78.36
HAOSVT (Turkey)	60,775	27,942	5,725	50,629	23,277	4,769	63.29
Beijing-Hyundai Motor	133,691	129,468	129,468	111,372	107,854	107,854	50.00
Hyundai Powertech	70,000	70,263	70,263	58,314	58,533	58,533	50.00
Daimler Hyundai Truck Co., Ltd.	50,000	46,455	46,455	41,653	38,700	38,700	50.00
KEFICO	20,911	67,745	65,723	17,420	56,435	54,751	50.00
Cheju Dynasty Co., Ltd	10,650	4,297	6,887	8,872	3,580	5,737	50.00
Hyundai Dymos Inc. (formerly Korea Drive Train System)	50,116	46,895	45,332	41,749	39,066	37,764	46.89
WIA	347	61,911	30,924	289	51,575	25,761	45.30
e-HD.com	8,642	6,079	6,518	7,199	5,064	5,430	41.56

Affiliated Company	Korean won (in millions) Acquisition cost	Market (net equity) value	Book value	U.S. dollars (Note 2) (in thousands) Acquisition cost	Market (net equity) value	Book value	Ownership percentage
Kia Motors Corporation	₩ 923,957	₩1,181,712	₩1,568,333	$ 769,708	$ 984,432	$ 1,306,509	36.32
Korea Space & Aircraft Co., Ltd.	129,800	78,533	78,260	108,131	65,422	65,194	33.33
Korea Economy Daily	19,973	12,251	16,648	16,639	10,206	13,869	29.57
Autoever (**)	1,250	2,732	2,732	1,041	2,276	2,276	25.00
Hyundai HYSCO	200,768	94,294	196,294	167,251	78,552	163,524	23.43
First CRV	67,824	39,649	39,649	56,501	33,030	33,030	20.00
Iljin Automotive Systems Co., Ltd.	826	11,779	11,779	688	9,813	9,813	20.00
Daesung Automotive Co., Ltd.	400	5,132	5,132	333	4,275	4,275	20.00
	₩2,918,459	₩3,268,191	₩3,811,438	$ 2,431,238	$ 2,722,585	$ 3,175,140	

(*) Use of the equity method was discontinued since the value of investments is less than zero due to accumulated deficit.
(**) Since total assets of HME and Autoever as of December 31, 2001 and paid-in capital of Beijing-Hyundai Motor at the establishment date exceeded ₩7,000 million, respectively, investments in these affiliates is newly accounted for using the equity method.

Equity securities accounted for using the equity method as of December 31, 2001 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Market (net equity) value	Book value	U.S. dollars (Note 2) (in thousands) Acquisition cost	Marke t(net equity) value	Book value	Ownership percentage (%)
Hyundai Motor India	₩ 244,017	₩ 316,109	₩ 316,109	$ 203,280	$ 263,336	$ 263,336	100.00
Hyundai Motor America	129,582	227,706	133,593	107,949	189,692	111,290	100.00
Hyundai Translead	74,977	25,745	61,460	62,460	21,447	51,200	100.00
Hyundai Machine Tool Europe GmbH	25,397	11,895	16,409	21,157	9,909	13,670	100.00
Hyundai Motor Poland Sp.zo.o.	24,139	(264)	19,809	20,109	(220)	16,502	100.00
Hyundai Motor Japan Co.(*)	11,152	(11,977)	-	9,290	(9,978)	-	100.00
Hyundai America Technical Center Inc.	5,956	12,228	12,228	4,962	10,187	10,187	100.00
HMJ R&D Center Inc.	1,510	1,975	1,975	1,258	1,645	1,645	100.00
Hyundai Capital Service Inc.	272,573	464,001	398,394	227,068	386,539	331,884	85.57
ROTEM (formerly Korea Rolling Stock Co.)	270,223	198,837	241,536	225,111	165,642	201,213	78.36
HAOSVT (Turkey)	60,775	(30,823)	-	50,629	(25,677)	-	63.29
Daimler Hyundai Truck Co., Ltd.	50,000	100,039	50,019	41,653	83,338	41,669	50.00
Hyundai Powertech	40,000	68,786	34,393	33,322	57,303	28,651	50.00
KEFICO	20,911	108,358	52,004	17,420	90,268	43,322	50.00
Cheju Dynasty Co., Ltd	10,650	7,538	6,504	8,872	6,280	5,418	50.00
Hyundai Dymos Inc. (formerly Korea Drive Train System)	48,194	77,932	37,351	40,148	64,922	31,115	49.93
e-HD.com	5,250	4,973	2,756	4,374	4,143	2,296	49.30
WIA	347	99,646	534	289	83,011	445	45.30
Kia Motors Corporation	923,957	1,189,769	1,341,462	769,708	991,144	1,117,513	36.33

Affiliated Company	Korean won (in millions) Acquisition cost	Market (net equity) value	Book value	U.S. dollars (Note 2) (in thousands) Acquisition cost	Market (net equity) value	Book value	Ownership percentage
Korea Space & Aircraft Co., Ltd.	₩ 129,800	₩ 221,537	₩ 73,557	$ 108,131	$ 184,553	$ 61,277	33.33
Korea Economy Daily	19,973	42,876	17,355	16,639	35,718	14,458	29.57
Hyundai HYSCO	200,768	90,732	182,475	167,251	75,585	152,012	23.43
Wuhan Grand Motor Co., Ltd.	5,502	39,070	8,455	4,583	32,547	7,043	21.43
First CRV	67,824	351,226	70,245	56,501	292,591	58,518	20.00
Hyundai-Kia-Yueda Motor Company	3,354	1,133	227	2,794	944	189	20.00
Iljin Automotive Systems Co., Ltd.	826	55,750	11,150	688	46,443	9,289	20.00
Daesung Automotive Co., Ltd.	400	23,934	4,787	333	19,938	3,988	20.00
	₩2,648,057	₩3,698,731	₩3,094,787	$ 2,205,979	$ 3,081,250	$ 2,578,130	

(*) Use of the equity method was discontinued since the value of investments is less than zero due to accumulated deficit.

The difference between the acquisition cost and the Company's portion of an investee's net equity at the date the Company was considered to be able to exercise significant influence over the operating and financial policy of an investee is amortized (or reversed) over 20 years, using the straight-line method. The unamortized balance of goodwill as of December 31, 2002 and 2001 is ₩185,478 million (US$154,513 thousand) and ₩196,464 million (US$163,665 thousand), respectively. Significant unrealized profits (losses) that occurred in transactions with investees are eliminated.

Equity securities accounted for using the equity method as of December 31, 2002 and 2001 are valued based on the financial statements as of the same balance sheet date, respectively, which were either not audited or reviewed by an external auditor.

(4) Marketable investment equity securities as of December 31, 2002 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Jin Heung Mutual Savings Bank (formerly Jin Heung Mutual Savings & Finance Co., Ltd.)	₩ 2,181	₩ 2,044	$ 1,703	8.66
Korea Mutual Savings Bank (formerly Comet Savings & Finance Co., Ltd.)	2,846	2,983	2,485	8.13
Korea Industrial Development Co., Ltd.	2,894	1,488	1,240	6.00
Hyundai Corporation	13,626	2,079	1,732	2.99
Hyundai Heavy Industries Co., Ltd.	56,924	41,720	34,755	2.88
Hyundai Information Technology Co., Ltd.	10,000	1,267	1,055	2.21
LG Telecom	9,795	8,178	6,813	0.69
Hyundai Merchant Marine Co., Ltd.	7,329	1,040	866	0.55
Cho Hung Bank	25,000	10,788	8,987	0.48
Treasury Stock Fund (*)	20,737	4,489	3,740	-
Stock Market Stabilization Fund	8,114	11,146	9,285	-
Other	283	22	18	-
	₩ 159,729	₩ 87,244	$ 72,679	

Marketable investment equity securities as of December 31, 2001 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Jin Heung Mutual Savings & Finance Co., Ltd.	₩ 2,000	₩ 880	$ 733	9.01
Comet Savings & Finance Co., Ltd.	2,700	1,709	1,424	9.00
Korea Industrial Development Co., Ltd.	3,946	3,946	3,287	8.18
Hyundai Heavy Industries Co., Ltd.	59,004	57,431	2,914	2.99
Hyundai Corporation	13,626	3,498	47,843	2.99
Hyundai Information Technology Co., Ltd.	10,000	3,594	2,994	2.21
LG Telecom	9,795	15,491	12,905	0.69
Hyundai Merchant Marine Co., Ltd.	7,329	1,400	1,166	0.55
Cho Hung Bank	25,000	10,894	9,075	0.48
Treasury Stock Fund (*)	22,020	9,886	8,236	-
Stock Market Stabilization Fund	17,663	19,754	16,456	-
Other	473	142	119	-
	₩ 173,556	₩ 128,625	$ 107,152	

(*) The acquisition costs of Treasury Stock Fund are presented after the deduction of fair value of treasury stock included in those fund. The fair values of such treasury stock as of December 30, 2002 and 2001 amount to ₩28,248 million (US$23,532 thousand) and ₩26,965 million (US$22,463 thousand), respectively, and are recorded as treasury stock in capital adjustments on the basis set forth in Note 2.

In 2001, the Company's debt securities of ₩51,401 million (US$42,820 thousand) issued by Korea Industrial Development Co., Ltd. were changed to common stocks and long-term loans in accordance with its reorganization plan approved by the court. In conformity with Financial Accounting Standards in Republic of Korea, the acquisition cost of such common stocks was stated at fair value of ₩3,946 million (US$3,287 thousand) at December 29, 2002, the effective date of change. Long-term loans of ₩12,300 million (US$10,247 thousand) are scheduled to be repaid equally over five years from 2007 with grace period of five years and are stated at present value with discount of ₩4,956 million (US$4,129 thousand) as of December 31, 2001, using an interest rate of 9.29%. The difference of ₩40,111 million (US$33,415 thousand) between original and newly-changed book values are recorded in current operations as other expense.

Marketable equity securities are stated at fair value and the difference as of December 30, 2002 and 2001 amount to ₩72,485 million (US$60,384 thousand) and ₩44,931 million (US$37,430 thousand), respectively, and are recorded as loss on valuation of investment equity securities in capital adjustments.

(5) Unlisted investment equity securities as of December 31, 2002 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Hyundai Jingxian Motor Safeguard Service Co.,Ltd. (*)	₩ 2,019	₩ 2,019	$ 1,682	84.88
NGVTEK.com (*)	450	450	375	43.90
Jinil MVC Co., Ltd.	180	180	150	18.00
Industry Otomotif Komersial	4,439	4,439	3,698	15.00
Hyundai Technology Investment Co., Ltd.	4,490	4,490	3,740	14.97
Hyundai Research Institute	1,271	1,271	1,059	14.90
Hyundai Unicorns Co., Ltd.	5,795	5,795	4,828	14.90
Eukor Car Carriers Inc.	29,347	29,347	24,448	12.00
Kihyup Finance	3,000	3,000	2,499	10.34

Affiliated Company	Korean won (in millions) Acquisition cost	Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage
Hyundai Motor Deutschland GmbH	₩ 802	₩ 802	$ 668	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	8,331	9.99
KOENTECH (formelry Ulsan Environmental Development)	1,500	1,500	1,250	7.50
Internet Hankyoreh Inc.	4,800	4,800	3,999	7.41
Hyundai Oil refinery Co., ltd.	88,857	88,857	74,023	7.24
Hyundai Asan Corporation	22,500	8,861	7,381	5.00
U.S Electrical Inc.	2,204	2,204	1,836	3.80
ROTIS	1,000	1,000	833	3.76
KT ICOM Co., Ltd. (formerly I-COM)	10,800	10,800	8,997	0.60
Other	5,291	5,291	4,407	-
	₩ 198,745	₩ 185,106	$ 154,204	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were excluded from using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million, are not material.

Unlisted investment equity securities as of December 31, 2001 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Hyundai Motor Europe GmbH (*)	₩ 5,590	₩ 5,590	$ 4,657	100
Hyundai Jingxian Motor Safeguard Service Co.,Ltd.(*)	2,019	2,019	1,682	84.88
NGVTEK.com (*)	450	450	375	43.90
Auto-ever.com (*)	1,250	1,250	1,041	25.00
Jinil MVC Co., Ltd.	180	180	150	18.00
Industry Otomotif Komersial	4,439	4,439	3,698	15.00
Hyundai Technology Investment Co., Ltd.	4,490	4,490	3,740	14.97
Hyundai Unicorns Co., Ltd.	5,795	5,795	4,828	14.9
Hyundai Research Institute	1,271	1,271	1,059	14.9
Kihyup Finance	3,000	3,000	2,499	10.34
Hyundai Motor Deutschland GmbH	802	802	668	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	8,331	9.99
KOENTECH (formerly Ulsan Environmental Development)	1,500	1,500	1,250	7.50
Internet Hankyoreh Inc.	4,800	4,800	3,999	7.41
Hyundai Oil refinery Co., ltd.	78,135	78,135	65,091	6.33
Hyundai Asan Corporation	22,500	22,500	18,743	5.00
U.S Electrical Inc.	2,204	2,204	1,836	3.80
ROTIS	1,000	1,000	833	3.76
Alcan Taihan Aluminum Ltd.	18,655	18,655	15,541	0.75
I-COM	10,800	10,800	8,997	0.60
Other	4,721	4,721	3,932	-
	₩ 183,601	₩ 183,601	$ 152,950	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were excluded from using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million, are not material.

Unlisted investment equity securities are stated at cost, except where an investee's net equity value has declined and is not expected to recover. Impairment loss of ₩13,639 million (US$11,362 thousand) between book value and acquisition cost of Hyundai Asan Corporation are recognized in current operations in 2002. Total net equity value of unlisted investment equity securities as of December 31, 2002 and 2001 amounts to ₩140,339 million (US$116,910 thousand) and ₩163,238 million (US$135,986 thousand), respectively, based on the investees' latest financial statements.

(6) Held-to-maturity debt securities as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Non-guaranteed bonds	₩ 33,239	₩ 33,239	$ 27,690	$ 27,690
Convertible bonds	161	-	134	-
Government bonds	65	65	54	54
Stock financial bonds	-	123,237	-	102,663
Foreign currency notes	-	49,538	-	41,268
	₩ 33,465	₩ 206,079	$ 27,878	$ 171,675

5. Insurance:

As of December 31, 2002, property, plant and equipment are insured for ₩4,717,377 million (US$3,929,838 thousand) with Hyundai Fire & Marine Insurance Co. In addition, the Company carries products and completed operations liability insurance with a maximum coverage of ₩145,048 million (US$120,833 thousand), general insurance for vehicles and workers' compensation and casualty insurance for employees.

6. Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Buildings and structures	₩ 2,783,164	₩ 2,566,094	$ 2,318,531	$ 2,137,699
Machinery and equipment	3,928,848	3,827,721	3,272,949	3,188,705
Vehicles	51,086	43,928	42,557	36,594
Dies and moulds and tools	2,188,230	2,129,913	1,822,918	1,774,336
Other equipment	530,961	493,093	442,320	410,774
	9,482,289	9,060,749	7,899,275	7,548,108
Less: Accumulated depreciation	(3,490,091)	(2,931,689)	(2,907,440)	(2,442,260)
	5,992,198	6,129,060	4,991,835	5,105,848
Land	1,838,947	1,761,451	1,531,945	1,467,387
Construction in progress	616,168	853,473	513,302	710,990
	₩ 8,447,313	₩ 8,743,984	$ 7,037,082	$ 7,284,225

A substantial portion of the Company's property,.plant and equipment is pledged as collateral for various loans up to a maximum of ₩945,227 million (US$787,427 thousand) (see Note 12).

As of December 31, 2002, the published value of the Company-owned land (12,031 thousand square meters) totals ₩1,485,291 million (US$1,237,330 thousand) in terms of land prices officially announced by the Korean government.

7. Leased Assets:

The Company has entered into financing lease agreements for certain machinery and equipment. The lease obligations are included in long-term debt in the accompanying balance sheets. Annual payments on the lease agreements as of December 31, 2002 are as follows (won in millions):

	Financing leases		
	Lease Payments	Interest Portion	Lease Obligations
2003	₩ 21,421	₩ 628	₩ 20,793
2004	8,014	155	7,859
2005	1,229	15	1,214
2006	119	1	118
	₩ 30,783	₩ 799	₩ 29,984

8. Intangibles:

Intangibles as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)					U. S. dollars (Note 2) (in thousands)	
	2002				2001	2002	2001
	Acquisition cost	Accumulated amortization	Accumulated impairment loss	Book value	Book value	Book value	Book value
Cost in excess of fair value of net identifiable assets acquired	₩ 611,412	₩ 104,449	₩ -	₩ 506,963	₩ 537,533	$ 422,328	$ 447,795
Industrial property rights	23,480	8,922	-	14,558	14,577	12,128	12,144
Development costs	1,597,671	1,085,509	104,531	407,631	1,028,322	339,579	856,649
Other	36,386	19,886	-	16,500	16,001	13,746	13,330
	₩ 2,268,949	₩ 1,218,766	₩ 104,531	₩945,652	₩1,596,433	$ 787,781	$ 1,329,918

The changes in intangibles in 2002 are as follows:

	Korean won (in millions)					U. S. dollars (Note 2) (in thousands)
	Cost in excess of fair value of net identifiable assets acquired	Industrial property rights	Development costs	Other	Total	Total
Beginning of the year	₩ 537,533	₩ 14,577	₩ 1,028,322	₩ 16,001	₩1,596,433	$ 1,329,918
Addition:						
Expenditures	-	5,050	555,426	2,685	563,161	469,144
Deduction:						
Disposal	-	-	(15,120)	-	(15,120)	(12,596)
Amortization	(30,570)	(5,069)	(650,922)	(2,186)	(688,747)	(573,764)
Research	-	-	(182,492)	-	(182,492)	(152,026)
Ordinary development	-		(275,841)	-	(275,841)	(229,791)
Impairment loss	-	-	(51,742)	-	(51,742)	(43,104)
End of the year	₩ 506,963	₩ 14,558	₩ 407,631	₩ 16,500	₩ 945,652	$ 787,781

The changes in intangibles in 2001 are as follows:

	Korean won (in millions)					U. S. dollars (Note 2) (in thousands)
	Cost in excess of fair value of net identifiable assets acquired	Industrial property rights	Development costs	Other	Total	Total
Beginning of the year	₩ 568,104	₩ 12,214	₩ 910,566	₩ 17,373	₩1,508,257	$ 1,256,462
Addition:						
Expenditures	-	6,216	557,334	582	564,132	469,954
Deduction:						
Amortization	(30,571)	(3,853)	(353,147)	(1,954)	(389,525)	(324,496)
Research	-	-	(33,642)	-	(33,642)	(28,026)
Impairment loss	-	-	(52,789)	-	(52,789)	(43,976)
End of the year	₩ 537,533	₩ 14,577	₩ 1,028,322	₩ 16,001	₩1,596,433	$ 1,329,918

In 2002, amortization of ₩688,747 million (US$ 573,765 thousand) is recorded in selling and administrative expenses of ₩37,710 million (US$ 31,415 thousand) and in manufacturing cost of ₩651,037 million (US$ 542,350 thousand). In 2001, amortization of ₩389,525 million (US$ 324,496 thousand) is recorded in selling and administrative expenses of ₩36,285 million (US$ 30,227 thousand) and in manufacturing cost of ₩353,240 million (US$ 294,269 thousand). In addition, the Company accounted for ordinary development expenses, research expenses and impairment loss as manufacturing cost, selling and administrative expenses and other expenses, respectively.

9. Other Assets:

Other assets as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Long-term notes and accounts receivable, less unamortized present value discount of ₩3,413 million in 2002 and ₩4,782 million in 2001 (see Note 2)	₩ 19,201	₩ 21,074	$ 15,996	$ 17,556
Lease and rental deposits	176,859	178,312	147,333	148,544
Long-term deposits	36,346	199,935	30,278	166,557
Accrued gain on valuation of derivatives (see Note 2)	46,122	168	38,422	140
Long-term loans, less unamortized present value discount of ₩4,397 million in 2002 ₩4,956 million in 2001	90,593	102,199	75,469	85,137
Other	18,617	1,100	15,509	916
	₩ 387,738	₩ 502,788	$ 323,007	$ 418,850

Long-term loans of ₩12,300 million (US$10,247 thousand) are scheduled to be repaid equally over five years from 2007 with grace period of five years and are stated at present value with discount of ₩4,397 million (US$3,663 thousand) and ₩4,956 million (US$4,129 thousand) as of December 31, 2002 and 2001, respectively, using an interest rate of 9.29% (see Note 4).

10. Short-term Borrowings:

Short-term borrowings as of December 31, 2002 and 2001 amount to ₩447,240 million (US$372,576 thousand) and ₩497,658 million (US$414,577 thousand), respectively, and consist primarily of bank loans and export financing loans with annual interest rates ranging from 4.56 percent to 10.5 percent.

11. Long-term Debt:

Long-term debt as of December 31, 2002 and 2001 consists of the following:

	Annual interest rate (%)	Korean won (in millions) 2002	Korean won (in millions) 2001	U.S. dollars (Note 2) (in thousands) 2002	U.S. dollars (Note 2) (in thousands) 2001
Debentures	5.0~8.0	₩ 2,669,745	3,905,254	$ 2,224,046	$ 3,253,294
Local currency loans					
Capital lease	14.25~14.31	71	146	59	122
General loans	3.0~7.0	39,041	64,483	32,524	53,718
		39,112	64,629	32,583	53,840
Foreign currency loans					
Capital lease	Libor+0.6~3.0	29,913	124,502	24,919	103,717
Other		89,228	345,929	74,332	288,178
		119,141	470,431	99,251	391,895
		2,827,998	4,440,314	2,355,880	3,699,029
	Less: Current maturities	(1,088,961)	(1,043,099)	(907,165)	(868,960)
		₩ 1,739,037	₩ 3,397,215	$ 1,448,715	$ 2,830,069

Debentures as of December 31, 2002 and 2001 consist of the following:

	Maturity	Annual interest rate (%)	Korean won (in millions) 2002	Korean won (in millions) 2001	U.S. dollars (Note2) (in thousands) 2002	U.S. dollars (Note2) (in thousands) 2001
Non-guaranteed Debentures	29 Jan., 2003 - 13 Aug., 2006	5.00-8.00	₩ 2,072,000	₩ 3,283,200	$ 1,726,091	$ 2,735,088
Overseas debentures	18 Oct., 2004 - 18 Jul., 2006	7.33-7.80	641,014	708,138	534,000	589,919
			2,713,014	3,991,338	2,260,091	3,325,007
	Discount on debentures		(43,269)	(86,084)	(36,045)	(71,713)
			₩ 2,669,745	₩ 3,905,254	$ 2,224,046	$ 3,253,294

The maturity of long-term debt as of December 31, 2002 is as follows:

	Korean won (in millions)				U.S. dollars (Note 2) (in thousands)
	Debentures	Local Currency Loans	Foreign Currency Loans	Total	Total
2003	₩ 997,000	₩ 8,250	₩ 83,711	₩ 1,088,961	$ 907,165
2004	1,053,910	8,464	33,019	1,095,393	912,523
2005	180,060	4,250	2,293	186,603	155,451
2006	482,044	2,861	118	485,023	404,051
Thereafter	-	15,287	-	15,287	12,735
	2,713,014	39,112	119,141	2,871,267	2,391,925
Less: Discount on debentures	(43,269)	-	-	(43,269)	(36,045)
	₩ 2,669,745	₩ 39,112	₩ 119,141	₩ 2,827,998	$ 2,355,880

12. Commitments and Contingent liabilities:

(1) The Company is contingently liable for guarantees of indebtedness, primarily for the following affiliates (including foreign subsidiaries), as of December 31, 2002.

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Hyundai Merchant Marine	₩ 411,444	$ 342,756
HMA	132,706	110,551
HMFC	204,068	170,000
HMI	117,835	98,163
Hyundai Translead	176,459	147,000
HAOSVT	86,742	72,261
HME	56,581	47,135
HMJ	15,193	12,657
HMP	10,687	8,903
Other	4,659	3,881
	₩1,216,374	$1,013,307

(2) Investment securities of ₩47,828 million (US$39,843 thousand) at book value, 17 blank promissory notes, 1 check amounting to ₩2,624 million (US$2,186 thousand) and property, plant and equipment are pledged as collateral for short-term borrowings, the local currency and foreign currency loans and other payables (see Note 6). Certain bank deposits of ₩28,431 million (US$23,685 thousand) are restricted for use due to guarantees for customer financing transactions, research and development and other obligations.

(3) The Company uses a customer financing system related to a long-term installment sales system and has provided guarantees of ₩301,209 million (US$250,924 thousand) to the banks concerned as of December 31, 2002. These guarantees are all covered by insurance contracts, which regulates a customer and the Company as a contractor and a beneficiary, respectively.

(4) As of December 31, 2002, the outstanding balance of accounts receivable discounted with recourse amounts to ₩1,328,171 million (US$1,106,440 thousand), including discounted overseas accounts receivable translated using the foreign exchange rate at December 31, 2002.

(5) The Company accrues estimated product liabilities expenses (see Note 2) and carries the products and completed operations liability insurance (see Note 5) in order to cover the potential loss, which may occur due to the law suits related to its operation such as product liabilities. However, the Company expects that the resolution of cases pending against the Company as of December 31, 2002 will not have any material effect on its financial position.

13. Capital Stock:

Capital stock as of December 31, 2002 and 2001 consists of the following:

	Authorized	Issued	Par value	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common stock	450,000,000 shares	219,088,702 shares	₩ 5,000	₩ 1,145,443	$ 954,218
Preferred stock	150,000,000 shares	65,202,146 shares	5,000	331,011	275,750
				₩ 1,476,454	$ 1,229,968

The preferred shares are non-cumulative, non-participating and non-voting. Of the total preferred stock issued of 65,202,146 shares as of December 31, 2002, a total of 27,588,281 preferred shares (First and Third preferred shares) are eligible to receive cash dividends, if declared, equal to that declared for common shares plus an additional 1 percent minimum increase while the dividend rate for the remaining 37,613,865 preferred shares (Second preferred shares) is 2 percent higher than that declared for common shares.

The Company acquired treasury stock after cancellation of Trust Cash Fund on March 2, 2001 and in accordance with the decision of the Board of Directors, retired 10,000,000 common shares in treasury and 1,000,000 preferred shares in treasury, which had additional dividends rate of 1 percent to the rate of common stock on March 5, 2001, using the retained earnings.

The Company issued 10,000,000 Global Depositary Receipts (GDRs) representing 5,000,000 shares of preferred stock in November 1992, 4,675,324 GDRs representing 2,337,662 shares of preferred stock in June 1995 and 7,812,500 GDRs representing 3,906,250 shares of preferred stock in June 1996, all of which have been listed on the Luxembourg Stock Exchange.

In the second half of 1999, the Company issued 45,788,000 Global Depositary Shares representing 22,894,000 common shares for ₩601,356 million (US$500,963 thousand), which include paid-in capital in excess of par value of ₩486,886 million (US$405,603 thousand).

14. Capital Surplus:

Capital surplus as of December 31, 2002 and 2001 consists of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Paid-in capital in excess of par value	₩3,256,236	₩3,256,236	$ 2,712,626	$ 2,712,626
Asset revaluation surplus	1,852,871	1,852,871	1,543,545	1,543,545
Other	266,967	266,967	222,398	222,398
	₩5,376,074	₩5,376,074	$ 4,478,569	$ 4,478,569

On January 1, 1981, January 1, 1993 and July 1, 1998, the Company revalued its property, plant and equipment at their respective appraised values (which were appraised by the Korea Appraisal Board and approved by the relevant tax office). The resultant cumulative appraisal gains, amounting to ₩2,547,417 million (US$2,122,140 thousand), were included in capital surplus, after offsetting accumulated deficit of ₩16,022 million (US$13,347 thousand), a deferred foreign currency translation loss of ₩594,275 million (US$495,064 thousand), reduction for an asset revaluation tax payment of ₩67,547 million (US$56,270 thousand) and adjustment of ₩16,702 million (US$ 13,914 thousand) due to the disposal of revalued assets within 1 year after revaluation.

In 2001, the Company sold 2,290,800 shares of its common stock held as treasury stock to Daimler Chrysler Aktiengesellschaft for ₩47,878 million (US$ 39,885 thousand) resulting in a gain of ₩7,783 million (US$ 6,484 thousand), net of tax effect of ₩2,470 million (US$2,058 thousand), and 10,659,010 common shares held as treasury stock to INI Steel Company (formerly Inchon Iron & Steel Co., Ltd.) for ₩185,725 million (US$ 154,719 thousand) resulting in a gain of ₩7,597 million (US$ 6,329 thousand), net of tax effect of ₩2,411 million (US$2,008 thousand). Total gains of ₩15,380 million (US$ 12,812 thousand) were recorded in capital surplus.

15. Retained Earnings:

Retained earnings as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Appropriated:				
Legal reserve	₩ 101,870	₩ 79,870	$ 84,863	$ 66,536
Reserve for business rationalization	545,800	385,800	454,682	321,393
Reserve for improvement of financial structure	98,947	98,947	82,428	82,428
Reserve for overseas market development	48,800	48,800	40,653	40,653
Reserve for technology development	1,465,100	747,600	1,220,511	622,792
	2,260,517	1,361,017	1,883,137	1,133,802
Unappropriated	1,404,772	1,114,837	1,170,253	928,722
	₩3,665,289	₩2,475,854	$3,053,390	$2,062,524

The Korean Commercial Code requires the Company to appropriate, as a legal reserve, a minimum of 10 percent of annual cash dividends declared, until such reserve equals 50 percent of its capital stock issued. The Regulation on Issues and Disclosures of the Securities for listed companies requires the Company to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50 percent of the net gain on disposition of property, plant and equipment and 10 percent of net income for each year until the Company's net worth equals 30 percent of total assets. These reserves are not available for the payment of cash dividends, but may be transferred to capital stock or may be used to reduce any accumulated deficit.

The reserves for business rationalization, overseas market development and technological development are voluntary reserves, which are available for the payment of dividends.

16. Capital Adjustments:

Capital adjustments as of December 31, 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Treasury stock	₩ (73,036)	₩ (71,786)	$ (60,843)	$ (59,802)
Gain (loss) on valuation of investment equity securities	(18,842)	69,099	(15,696)	57,563
Stock option cost	12,291	12,208	10,239	10,171
Cumulative translation adjustments for overseas branches	(3,311)	(1,853)	(2,758)	(1,544)
Gain (loss) on valuation of derivatives (see Note 2)	25,852	(23,094)	21,536	(19,239)
	₩ (57,046)	₩ (15,426)	$ (47,522)	$ (12,851)

(1) Treasury stock

The Company has treasury stock consisting of 1,005,570 common shares and 3,167,300 preferred shares with a carrying value of ₩73,036 million (US$60,843 thousand) as of December 31, 2002, and 992,155 common shares and 3,168,600 preferred shares with a carrying value of ₩71,786 million (US$59,802 thousand) as of December 31, 2001, acquired directly or indirectly through the Treasury Stock Fund and Trust Cash Fund.

(2) Gain (Loss) on valuation of investment equity securities

Gain (Loss) on valuation of investment equity securities as of December 31 2002 and 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Gain (Loss) on equity method valuation	₩ 53,643	₩ 114,030	$ 44,688	$ 94,993
Loss on valuation of marketable investment equity securities	(72,485)	(44,931)	(60,384)	(37,430)
Gain (Loss), net	₩ (18,842)	₩ 69,099	$ (15,696)	$ 57,563

(3) Stock option cost

The Company granted 104 directors stock options (grant date: March 10, 2000, beginning date for exercise: March 10, 2003, expiry date for exercise: March 9, 2008), at an exercise price of ₩14,900 as determined during the meeting of the Shareholders on March 10, 2000. These stock options require at least two-year continued service for exercise. If all of the stock options as of December 31, 2002 and 2001 are exercised, 1,340,000 and 1,470,000 new shares or shares held as treasury stock, respectively, will be granted according to the decision of the Board of Directors.

The Company calculates the total compensation expense using an option-pricing model. In the model, the risk-free rate of 9.04%, an expected exercise period of 5.5 years and an expected variation rate of stock price of 71.1 percent are used. Total compensation expense amounting to ₩12,291 million (US$10,239 thousand) and ₩12,208 million (US$10,171 thousand) in 2002 and 2001, respectively, has been accounted for as a charge to current operations and a credit to capital adjustment over the required period of service (two years) from the grant date using the straight-line method.

(4) Cumulative translation adjustments

Cumulative translation debits of ₩3,311 million (US$2,758 thousand) and ₩1,853 million (US$1,544 thousand) as of December 31, 2002 and 2001, respectively, which result from the translation of financial statements of the two branch (Hyundai Machine Tools America and Hyundai Truck America) located in the United States, is included in capital adjustments on the basis set forth in Note 2.

(5) Gain (Loss) on valuation of derivatives

Gain on valuation of the effective portion of derivative instruments for cash flow hedging purposes from forecasted exports amounting to ₩25,852 million (US$21,536 thousand) and loss on valuation of the effective portion of derivative instruments for cash flow hedging purposes from forecasted exports amounting to ₩23,094 million (US$19,239 thousand) as of December 31, 2002 and 2001, respectively, is included in capital adjustments on the basis set forth in Note 2.

17. Dividends:

The computation of the proposed dividends for 2002 is as follows:

	Number of Shares	Dividend rate	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common shares, net of treasury shares	218,083,132	17%	₩ 185,371	$ 154,424
Preferred shares, net of treasury shares:				
First and Third preferred shares	24,492,541	18%	22,043	18,363
Second preferred shares	37,542,305	19%	35,665	29,711
			₩ 243,079	$ 202,498

The computation of the proposed dividends for 2001 is as follows:

	Number of Shares	Dividend rate	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common shares, net of treasury shares	218,187,967	15%	₩ 163,641	$ 136,322
Preferred shares, net of treasury shares:				
First and Third preferred shares	24,492,541	16%	19,594	16,323
Second preferred shares	37,541,005	17%	31,910	26,583
			₩ 215,145	$ 179,228

18. Income Tax Expense and Deferred Income Tax Assets:

Income tax expense in 2002 and 2001 consists of the following:

Description	Korean won (in millions) 2002	2001	U.S. dollars (Note 2) (in thousands) 2002	2001
Income tax currently payable	₩ 663,493	₩ 473,284	$ 552,727	$ 394,272
Changes in deferred income taxes due to:				
Temporary differences	(123,551)	(65,033)	(102,925)	(54,176)
Increase of beginning retained earnings due to the equity method valuation	-	32,933	-	27,435
Tax credit carried over	-	64,316	-	53,578
Deduction of capital surplus and retained earnings	-	(4,881)	-	(4,066)
	(123,551)	27,335	(102,925)	22,771
Income tax expense	₩ 539,942	₩ 500,619	$ 449,802	$ 417,043

In 2002 and 2001, the differences between income before tax in financial accounting and taxable income pursuant to Corporate Income Tax Law of Korea are as follows:

Description	Korean won (in millions) 2002	2001	U.S. dollars (Note 2) (in thousands) 2002	2001
Income before tax	₩1,983,487	₩1,666,018	$ 1,652,355	$ 1,387,885
Addition	2,282,574	1,416,241	1,901,511	1,179,808
Deduction	(1,769,810)	(1,117,616)	(1,474,350)	(931,036)
Taxable income	₩2,496,251	₩1,964,643	$ 2,079,516	$ 1,636,657

The changes in accumulated temporary differences in 2002 and 2001 are as follows:

Description	Korean won (in millions) 2002	2001	U.S. dollars (Note 2) (in thousands) 2002	2001
Beginning of period, net	₩ 315,155	₩ 73,283	$ 262,542	$ 61,049
Changes in the current year, net	517,129	241,872	430,797	201,493
End of period, net	₩ 832,284	₩ 315,155	$ 693,339	$ 262,542

Deferred income taxes as of December 31, 2002 and 2001 are computed as follows:

Description	Korean won (in millions) 2002	Korean won (in millions) 2001	U.S. dollars (Note 2) (in thousands) 2002	U.S. dollars (Note 2) (in thousands) 2001
Accumulated temporary differences, net	₩ 832,284	₩ 315,155	$ 693,339	$ 262,542
Adjustments (*):				
Gain on revaluation of land and other	397,078	498,211	330,788	415,037
	1,229,362	813,366	1,024,127	677,579
Statutory tax rate	29.7%	29.7%	29.7%	29.7%
Deferred income tax assets	₩ 365,121	₩ 241,570	$ 304,166	$ 201,241

(*) The Company believes that the temporary difference of ₩397,078 million (US$ 330,788 thousand) and ₩498,211 million (US$415,037 thousand) as of December 31, 2002 and 2001, respectively, related to gain of revaluation of land and other will not be probably realized in the near future.

When each temporary difference reverses in the future, it will result in a decrease (increase) of taxable income and income tax payable. Deferred income tax assets are recognized only when it is probable the tax benefits from temporary differences will be realized in the future and calculated using the expected corporate tax rate in the period when the tax benefits will be realized. As of December 31, 2002, the Company believes the deferred income tax assets of ₩365,121 million (US$304,166 thousand) can be realized in the future. Additionally, the Company believes average ordinary income in the coming years will exceed the amount of deferred taxes to be realized every year based on its assessment. According to a revision in the Corporate Tax Law dated December 31, 2002, deferred income tax assets are recognized applying the revised tax rate of 29.7 percent. The effective tax rates are 27.2 percent and 30.0 percent in 2002 and 2001, respectively.

19. Related Party Transactions:

Significant transactions with affiliated companies in 2002 and 2001 and outstanding balances as of December 31, 2002 and 2001 are summarized below:

Affiliated Company	Sales (Purchases) Korean won (in millions) 2002	Korean won (in millions) 2001	U.S. dollars (Note 2) (in thousands) 2002	U.S. dollars (Note 2) (in thousands) 2001
Hyundai Motor America	₩6,649,344	₩5,443,443	$ 5,539,274	$ 4,534,691
Hyundai Motor India	149,550	114,687	124,583	95,541
Hyundai Motor Poland Sp.zo.o.	82,176	72,748	68,457	60,603
Kia Motor Corporation	1,042,088	809,293	868,117	674,186
	(443,301)	(457,920)	(369,294)	(381,473)
KEFICO	19,023	12,704	15,847	10,583
	(297,781)	(300,844)	(248,068)	(250,620)
Hyundai MOBIS	304,130	229,478	253,357	191,168
	(864,982)	(636,316)	(720,578)	(530,087)
Hyundai Dymos Inc. (formerly Korea Drive Train System)	100,841	71,215	84,006	59,326
	(319,768)	(225,488)	(266,385)	(187,844)
Hyundai HYSCO	(189,314)	(232,058)	(157,709)	(193,317)
HAOSVT	121,849	23,805	101,507	19,831
WIA	(117,905)	(101,764)	(98,221)	(84,775)
Auto-ever.com	(41,643)	-	(34,691)	-
Hyundai Capital Service Inc.	50,993	7,340	42,480	6,115
Hyundai Powertech	(86,734)	-	(72,254)	-
Hyundai Motor America	189,089	83,867	157,522	69,866
Hyundai Motor India	6,692	7,041	5,575	5,866
Hyundai Motor Poland Sp.zo.o.	6,154	5,611	5,127	4,674

Affiliated Company	Receivables (Payables) Korean won (in millions) 2002	2001	U.S. dollars (Note 2) (in thousands) 2002	2001
Kia Motor Corporation	₩ 111,369	₩ 77,476	$ 92,777	$ 64,542
	(121,996)	(97,269)	(101,629)	(81,030)
KEFICO	52	255	43	212
	(32,102)	(13,562)	(26,743)	(11,298)
Hyundai MOBIS	26,497	9,366	22,073	7,802
	(96,838)	(114,573)	(80,671)	(95,446)
Hyundai Dymos Inc. (formerly Korea Drive Train System)	953	2,456	740	2,046
	(50,150)	(10,561)	(41,778)	(8,798)
Hyundai HYSCO	(22,734)	(34,661)	(18,939)	(28,875)
HAOSVT	4,943	2,096	4,118	1,746
WIA	(12,883)	37,169	(10,732)	30,964
Auto-ever.com	(22,945)	(13,026)	(19,114)	(10,851)
Hyundai Powertech	(22,611)	-	(18,836)	-
Hyundai Translead	-	(39,266)	-	(32,711)

20. Foreign Currency Denominated Assets and Liabilities:

The following is a summary of the assets and liabilities denominated in foreign currencies as of December 31, 2002 and 2001.

	Foreign Currencies 2002		2001		Korean won (in millions) 2002	2001
Assets	US $	332,202,100	US $	254,339,630	₩ 400,315	₩ 337,280
	DEM	-	DEM	5,804,591	-	3,480
	JP¥	-	JP¥	1,849,358	-	19
	CAD	11,430,101	CAD	1,094,896	8,700	912
	ESP	-	ESP	1,374,400	-	10
	ITL	-	ITL	49,245,657	-	30
	GBP	2,760,537	GBP	1,810,239	5,314	3,481
	EUR	121,252,463	EUR	60,857,267	152,458	71,361
	AUD	13,587,499	AUD	-	9,236	-
					₩ 576,023	₩ 416,573
Liabilities	US $	886,146,626	US $	1,086,856,311	₩ 1,063,724	₩ 1,441,280
	DEM	-	DEM	28,598,073	-	17,146
	JP¥	20,913,121,313	JP¥	17,422,442,528	211,815	175,862
	CAD	1,905,984	CAD	4,531,856	1,451	3,777
	ESP	-	ESP	2,743,211	-	19
	ITL	-	ITL	51,008,747	-	31
	GBP	3,736,884	GBP	6,354,970	7,193	12,221
	EUR	180,229,258	EUR	79,554,608	226,609	93,286
	AUD	14,590,591	AUD	13,938,150	9,918	9,461
					₩ 1,520,710	₩ 1,753,083

21. Regional Sales Information:

Sales by region in 2002 and 2001 are as follows:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Domestic sales	₩14,154,489	₩12,104,963	$ 11,791,477	$ 10,084,108
Export sales - Vehicle products				
North America	6,654,174	5,444,934	5,543,297	4,535,933
Europe	2,565,453	2,360,907	2,137,165	1,966,767
South America	488,537	592,065	406,979	493,223
Asia & Pacific	582,065	573,079	484,893	477,407
Middle Asia & Africa	877,356	638,557	730,886	531,953
	11,167,585	9,609,542	9,303,220	8,005,283
Export sales – Other	1,014,848	790,588	845,425	658,604
Export sales	12,182,433	10,400,130	10,148,645	8,663,887
Total sales	₩26,336,922	₩22,505,093	$ 21,940,122	$ 18,747,995

22. Selling and Administrative Expenses:

Selling and administrative expenses in 2002 and 2001 are as follows:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2002	2001	2002	2001
Salaries	₩ 876,062	₩ 749,918	$ 729,808	$ 624,724
Export costs	534,116	473,552	444,948	394,495
Sales promotion	423,227	430,101	352,572	358,298
Sales commissions	308,085	244,656	256,652	203,812
Sales warranties	1,482,507	854,680	1,235,011	711,996
Taxes and dues	29,185	19,634	24,313	16,356
Communications	23,532	26,529	19,603	22,100
Utilities	22,975	20,843	19,139	17,363
Freight and warehousing	81,598	70,239	67,976	58,513
Rent	25,120	26,180	20,926	21,809
Travel	56,278	57,098	46,883	47,566
Service charges	142,997	136,100	119,124	113,379
Maintenance	12,146	11,274	10,118	9,392
Supplies	16,798	18,740	13,994	15,612
Research	182,492	33,642	152,026	28,026
Depreciation	56,310	44,597	46,909	37,152
Amortization	37,710	36,285	31,415	30,227
Provision for doubtful accounts	4,272	53,592	3,559	44,645
Stock option cost	83	5,682	69	4,733
Other	17,937	16,140	14,943	13,446
	₩4,333,430	₩3,329,482	$ 3,609,988	$ 2,773,644

23. A Plan to Split Commercial Vehicle Division:

The Company is scheduled to split its Commercial Vehicle Division by the end of February 2003 and establish a joint venture for commercial vehicle business in accordance with the agreement with Daimler Chrysler Aktiengesellschaft. The procedures to split the Division are in progress at the date of independent public accountants' report.